

November 30, 2016

Mail Stop 4631

<u>Via E-mail</u>
David Moise Salama
Executive Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

> **Re: National Steel Company**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 16, 2016**
> **Response Letter Dated November 14, 2016**
> **File No. 1-14732**

Dear Mr. Salama:

We have reviewed your November 14, 2016 response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Financial Statements

Note 3- Business Combinations – Acquisition of control of Nacional Minerios (Namisa), page F-25

3.5 Summary of the accounting impacts, page F-31

1.   We note your calculation of the "gain on the transaction between shareholders" of R$1,945. Please explain to us how you applied paragraph B96 of IFRS 10 in determining the amount by which non-controlling interests are adjusted.

In this regard, please explain why you did not adjust non-controlling interests to reflect the Asian Consortium's proportionate share of Congonhas with any difference attributed to your equity.

Note 9- Investments, page F-34

9.c Rollforward of investment balances in joint ventures, associates and other investments, page F-35

2.   We note from your response to prior comment 7, in our letter to you dated October 28, 2016, that you reduced the carrying value of your investment in Namisa as of November 30, 2015 by R$660,622 for dividends payable to you by Namisa. Please explain to us how reducing the carrying value for distributions to be received complies with paragraph 10 of IAS 28, which stipulates that carrying amounts of investments are reduced by distributions received. Furthermore, we understand from your response to prior comment 11, in our letter dated June 22, 2016, that the dividend payable was eliminated along with the respective receivable previously recorded in the parent company balance sheet.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction